EXHIBIT 2.4

                           Inter Asset Japan Co., Ltd.
                        Atago Green Hills MORI Tower 35F
                 2-5-1, Atago, Minato-ku, Tokyo 105-6235, Japan



                                                                   June 30, 2003

IA Global, Inc.
533 Airport Boulevard, Suite 400
Burlingame, California 94010
U.S.A.

Re:      Notice of Conversion of Promissory Note

Gentlemen:

         Reference is made to the Convertible Promissory Note, dated May 31, 2002 (the "Note"), by Medium4.com, Inc., a Delaware corporation (now known as IA Global, Inc. ("IA Global")), in favor of David Badner ("Badner"), the Agreement and Assignment, dated as of September 25, 2002 (the "Agreement"), by and among IA Global, Badner and Inter Asset Japan Co., Ltd., a Japanese corporation ("IAJ"), and the Certificate of Designation of Preferences and Rights of Series B Convertible Preferred Stock of IA Global (the "Certificate"). Pursuant to the terms of the Agreement, Badner sold, transferred and assigned to IAJ all of his rights, title and interest under the Note.

         The outstanding principal amount of the Note is currently $1,063,857.32, with interest of $94,510.62 accrued thereon to date.

         The undersigned IAJ hereby exercises its right to convert the Note, as of June 30, 2003, into 1,158 shares of Series B Convertible Preferred Stock of IA Global (the "Preferred Stock"). In lieu of the issuance of 0.36794 of a share of Preferred Stock for the balance of the Note, IAJ understands that IA Global will make a cash payment to IAJ in accordance with the provisions of Section 6(H) of the Certificate. The Note is enclosed herewith for cancellation.

         IAJ understands and acknowledges that IA Global is waiving the conditions precedent to the issuance of the Preferred Stock stated in Section
2.3 of the Note. IAJ also understands and acknowledges that, as provided in
Section 6(D) of the Certificate, any conversion of the Preferred Stock into the common stock of IA Global (the "Common Stock") is subject to the taking of certain actions by the stockholders of IA Global.

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         IAJ understands and acknowledges that the Preferred Stock to be issued to IAJ and the shares of Common Stock issuable upon conversion of the Preferred Stock have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and that such Preferred Stock and Common Stock must be held indefinitely unless subsequently registered under the Securities Act or their sale is permitted pursuant to an available exemption from such registration requirement.

         IAJ represents and warrants to IA Global it has received all the information it considers necessary or appropriate for deciding whether to convert the Note into the Preferred Stock. IAJ further represents that it has had an opportunity to ask questions and receive answers from IA Global regarding the terms and conditions of such securities and the business, properties, prospects and financial condition of IA Global.

         Please send a certificate representing the shares of Preferred Stock to the undersigned at the above address.

                                        Sincerely,

                                        Inter Asset Japan Co., Inc.


                                        By: /s/ Akira Hashimoto
                                            President and Chief Executive
                                            Officer

Accepted and Approved
As of June 30, 2003

IA Global, Inc.


By: /s/ Satoru Hirai
    Chief Operating Officer and Chief Financial Officer


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